Filed by WISeKey International Holding AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: WISeKey International Holding AG

Commission File No.: 001-39115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Exhibit No.	Description
99.1	Press release of WISeKey International Holdings AG issued on July 17, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2026	wisekey international holding ag

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

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Exhibit 99.1

WISeKey Files Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission in Connection with Proposed Redomiciliation to the British Virgin Islands

Zug, Switzerland, July 17, 2026 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN; Nasdaq: WKEY) announced that WISeKey International Corp., a British Virgin Islands company and wholly owned subsidiary of WISeKey (“WISeKey BVI”), has publicly filed on July 16, 2026, a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with WISeKey’s proposed redomiciliation from Switzerland to the British Virgin Islands.

The registration statement includes a preliminary prospectus relating to the proposed merger of WISeKey with and into WISeKey BVI to effect the redomiciliation, with WISeKey BVI surviving the merger as the publicly traded parent company of the WISeKey group and successor to WISeKey.

The proposed merger remains subject to a number of conditions, including approval by WISeKey shareholders at an extraordinary general meeting of shareholders, the registration statement being declared effective by the SEC, the receipt of the required Nasdaq and SIX Swiss Exchange listing authorizations, the confirmation by the Swiss Takeover Board that WISeKey BVI will be subject to the same opting-out from the mandatory takeover provisions as WISeKey, and the satisfaction of the other regulatory, legal and procedural conditions described in the registration statement.

The extraordinary general meeting (the “EGM”) at which WISeKey shareholders will be asked to approve the merger is currently expected to be held on September 9, 2026. The EGM invitation will be made available in due course. Further information regarding the EGM, the proposed merger, the exchange of WISeKey shares and American Depositary Shares, and the rights of shareholders is contained in the prospectus included in the registration statement. In addition, WISeKey shareholders will receive access to copies of the merger agreement, the merger report, and the audit confirmation thereon, as well as WISeKey's standalone and consolidated annual financial statements for the financial years 2025, 2024 and 2023, and the standalone financial statements of WISeKey BVI as of and for the period ended December 31, 2025, no later than 30 days before the EGM.

The registration statement has not yet become effective, and the information contained in it remains subject to completion and amendment. The filing of the registration statement does not constitute completion or approval of the proposed merger, and there can be no assurance that the merger will be completed on the anticipated timeline or at all.

The registration statement may be accessed through the SEC’s website at www.sec.gov under WISeKey BVI’s filings.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as its semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”), which provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lena.cati@equitygroup.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”) or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Important Additional Information and Where to Find It

In connection with the proposed merger, WISeKey BVI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of WISeKey BVI (the “prospectus”). WISeKey also intends to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The registration statement, prospectus, and other documents filed by WISeKey or WISeKey BVI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to WISeKey International Holding Ltd, General-Guisan-Strasse 6, 6300 Zug, Switzerland.

Participants in the Solicitation

WISeKey, WISeKey BVI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from WISeKey’s shareholders in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed merger is included in the prospectus. Additional information regarding WISeKey’s directors and executive officers is also included in WISeKey’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “should,” “would,” “could,” “may,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the proposed redomiciliation and merger; the expected timing of the completion of the proposed transaction, including the expected timing of the extraordinary general meeting; the satisfaction of conditions to the merger, including regulatory approvals; and the expected listing of WISeKey BVI shares on Nasdaq and SIX Swiss Exchange.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industry and markets in which WISeKey and WISeKey BVI operate, and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to: the risk that the merger may not be completed in a timely manner or at all; failure to obtain required shareholder approval at the extraordinary general meeting; failure to obtain required regulatory approvals, including from Nasdaq, SIX Swiss Exchange, or the Swiss Takeover Board, or failure to satisfy other closing conditions; the risk that the SEC may not declare the registration statement effective; the risk that the anticipated benefits of the redomiciliation may not be realized; changes in applicable laws or regulations; general economic and market conditions; and other risks and uncertainties described in WISeKey’s filings with the SEC, including its Annual Report on Form 20-F. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. WISeKey does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

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